SCHEDULE 13D                                            [CORRECTED FIRST PAGE]

Under the Securities Exchange Act of 1934
(Amendment No.   4  )*

LIVE Entertainment Inc.
(Name of Issuer)


Series B Cumulative Convertible Preferred Stock, par value
$1.00
(Title of Class of Securities)


538032301
(CUSIP Number)

Vincent Intrieri or Richard Mansouri
Elliott Associates, L.P.
712 Fifth Avenue, 36th Floor
New York, New York  10019
Tel:  (212) 974-2151
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)


August 21, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO.:  538032301

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Elliott Associates, L.P., a Delaware Limited Partnership

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
3      SEC USE ONLY

4      SOURCE OF FUNDS*
             00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7      SOLE VOTING POWER
       414,485

8      SHARED VOTING POWER
       0

9      SOLE DISPOSITIVE POWER
       414,485

10     SHARED DISPOSITIVE POWER
       0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       414,485

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.85%

14     TYPE OF REPORTING PERSON*
       PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

       This statement is filed pursuant to Rule 13d-2(a) with respect to securities beneficially owned by the reporting persons specified herein as of August 23, 1996 and amends and supplements the Schedule 13D dated February 9, 1996, as amended on April 25, 1996 and on May 9, 1996 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

ITEM 4.      Purpose of Transaction

       Elliott Associates, L.P. ("Elliott") has acquired the Series B Cumulative Convertible Preferred Stock ("Preferred Stock") of LIVE Entertainment Inc. (the "Issuer" or "LIVE") beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Depending upon market conditions and other factors that it may deem material, Elliott may purchase additional shares of Preferred Stock or may dispose of all or a portion of the Preferred Stock that it now owns or may hereafter acquire.

       In connection with the election of directors at the Issuer's annual meeting of stockholders, which was held on May 2, 1996 (the "Annual Meeting"), Elliott made an exempt limited solicitation (to ten or fewer persons) of proxies from other holders of Preferred Stock to vote their shares in favor of Elliott's nominee at the Annual Meeting and to vote their shares in favor of Issuer's nominees, other than one. In response to this exempt solicitation, Elliott received proxies to vote 1,312,921 shares. At the meeting, a majority of the holders of Preferred Stock voted in favor of Elliott's slate of board nominees.

       Since the Annual Meeting, LIVE, through its financial advisors, Carreden Group, Inc. ("Carreden"), has been soliciting restructuring proposals from holders of the Preferred Stock. On August 21, 1996, LIVE filed an Issuer Tender Offer Statement that outlined a potential exchange offer.

       Elliott has had numerous discussions with Carreden on a structure which Elliott believes would be fair to shareholders. Elliott does not believe that the structure that has been outlined in the Issuer Tender Offer Statement is fair to the holders of the Preferred Stock. Elliott intends to continue discussions with Carreden to achieve an exchange offer which Elliott believes is fair to such holders.

       Except as set forth herein, Elliott has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.


                                   SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 23, 1996                 ELLIOTT ASSOCIATES, L.P.


                                       By:
                                             Paul Singer
                                             General Partner